NEWS RELEASE
March 13, 2026

Versamet Royalties Welcomes Juan Presa

to its Board of Directors

Vancouver, BC: Versamet Royalties Corporation ("Versamet" or the "Company") (NASDAQ:VMET, TSX: VMET) is pleased to announce the appointment of Juan Presa to the Company's Board of Directors. Mr. Presa has joined the Board as a representative of Tether Investments S.A. de C.V. ("Tether"), who as part of its investor rights agreement with the Company, has the right to appoint a representative to the Board.

Dan O'Flaherty, CEO of the Company, commented, "We welcome Mr. Presa to our Board of Directors. His appointment further reflects Tether's continued support of our growing business. We look forward to leveraging his experience and unique perspective as we work collaboratively to drive long-term value for our shareholders and broader stakeholders."

Mr. Presa has served as General Counsel of Union Group since September 2020 and as Corporate Execution Manager at Tether since November 2025, contributing to strategic initiatives and overseeing critical operational processes. His professional experience encompasses advising companies across diverse sectors, including agriculture, mining, and FinTech, with a strong focus on capital markets. He has worked with publicly listed companies on major exchanges such as the New York Stock Exchange, NASDAQ, and the Toronto Stock Exchange. He graduated from the Catholic University in Uruguay with a law degree and holds a Master's Degree in M&A, Corporate, and Financial Direction from ISDE Law Business School in Madrid.

About Versamet Royalties Corporation

Versamet is an emerging mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet's common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol "VMET".

For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email:  info@versamet.com
Telephone:  778-945-3948

NASDAQ: VMET, TSX: VMET	1	versamet.com